                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         _____________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended September 30, 1994

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________


Commission file number 1-3506

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Investment Plan for Certain Non-Union Hourly Employees of Butler Paper Company and Leaf River Forest Products, Inc.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.

                       FINANCIAL STATEMENTS AND SCHEDULES
                          SEPTEMBER 30, 1994 AND 1993
                                 TOGETHER WITH
                                AUDITORS' REPORT

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
                       FINANCIAL STATEMENTS AND SCHEDULES
                          SEPTEMBER 30, 1994 AND 1993



                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits--September 30, 1994 and 1993

         Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 1994


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

           Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes--September 30, 1994

           Schedule II: Item 27(d)--Schedule of Reportable Transactions for the Year Ended September 30, 1994

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Georgia-Pacific Corporation:


We have audited the accompanying statements of net assets available for benefits of the GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC. as of September 30, 1994 and 1993 and the related statement of changes in net assets available for benefits for the year ended September 30, 1994. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Investment Plan for Certain Non-Union Hourly Employees of Butler Paper Company and Leaf River Forest Products, Inc. as of September 30, 1994 and 1993 and the changes in its net assets available for benefits for the year ended September 30, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      /s/ Arthur Andersen LLP
Atlanta, Georgia
December 16, 1994

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                               SEPTEMBER 30, 1994



                                                            Fixed
                                            Common       Investment       Georgia-Pacific
                                          Stock Fund         Fund            Stock Fund            Total
                                         -----------     ----------       ---------------        ---------
 Assets:

  Investments                             $121,690         $378,208              $36,212           $536,110

  Contributions receivable                   4,197            9,198                1,149             14,544
                                          --------         --------              -------           --------
   Total assets                            125,887          387,406               37,361            550,654


 Liabilities:

  Due to brokers                             -                -                    1,300              1,300
                                          --------         --------              -------           --------

 NET ASSETS AVAILABLE FOR BENEFITS        $125,887         $387,406              $36,061           $549,354
                                          ========         ========              =======           ========





         The accompanying notes are an integral part of this statement.

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                               SEPTEMBER 30, 1993



                                                             Fixed
                                            Common        Investment       Georgia-Pacific
                                          Stock Fund         Fund             Stock Fund            Total
                                          ----------      ----------       ---------------        ---------
 Assets:

 Investments                              $247,350        $1,274,692             $310,602         $1,832,644

 Contributions receivable                   11,151            42,445               10,713             64,309
                                          --------        ----------             --------         ----------

 NET ASSETS AVAILABLE FOR BENEFITS        $258,501        $1,317,137             $321,315         $1,896,953
                                          ========        ==========             ========         ==========





         The accompanying notes are an integral part of this statement.

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                     FOR THE YEAR ENDED SEPTEMBER 30, 1994

                                                                                    Georgia-
                                                Common              Fixed            Pacific
                                                 Stock           Investment           Stock
                                                 Fund               Fund               Fund            Total
                                               --------          ----------         ---------          -----
 Contributions:

   Participants'                                 $ 60,726        $  184,841         $  39,017      $  284,584

   Company matching                                22,193            80,367            14,760         117,320
                                                 --------        ----------         ---------      ----------

     Total contributions                           82,919           265,208            53,777         401,904

 Net investment income:

   Interest and dividends                           6,228            50,171             4,594          60,993

   Net appreciation (depreciation) in
     market value of investments                   (7,364)          (56,924)           11,385         (52,903)
                                                 --------        ----------         ---------      ----------

     Net investment income (loss)                  (1,136)           (6,753)           15,979           8,090

 Amounts distributed to participants               (6,286)          (44,500)          (16,192)        (66,978)

 Interfund transfers                                3,767            (3,092)             (675)              0

 Transfer to plan of sold operation              (211,878)       (1,140,594)         (338,143)     (1,690,615)
                                                 --------        ----------         ---------      ----------
   Change in net assets available
     for benefits                                (132,614)         (929,731)         (285,254)     (1,347,599)

 Net assets available for benefits,
   beginning of year                              258,501         1,317,137           321,315       1,896,953
                                                 --------        ----------         ---------      ----------

 Net assets available for benefits,
   end of year                                   $125,887        $  387,406         $  36,061      $  549,354
                                                 ========        ==========         =========      ==========


 Number of units outstanding in
 investment fund at end of year                     2,790.00         37,798.00          2,464.00
                                                    ========         =========          ========
 Unit value at end of year                            $43.62             $9.94            $14.17
                                                       =====              ====             =====





         The accompanying notes are an integral part of this statement.

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                          SEPTEMBER 30, 1994 AND 1993


NOTE 1.  DESCRIPTION OF THE PLAN AND BENEFITS

The Georgia-Pacific Corporation Investment Plan for Certain Non-Union Hourly Employees of Butler Paper Company and Leaf River Forest Products, Inc. (the "Plan") is a voluntary contributory profit-sharing plan adopted October 1, 1984. The Plan was amended and restated as of October 1, 1989. Certain groups of non-union employees ("Participants") of affiliates of Great Northern Nekoosa Corporation (the "Company") are eligible to participate in the Plan.

ELIGIBILITY

Non-union employees at certain locations as identified in the Plan shall be eligible to participate in the Plan on the first day of any calendar quarter following the completion of one year of service.

CONTRIBUTIONS

Participants may contribute up to 10% of their compensation as defined, on a before-tax basis but not to exceed the maximum specified by federal tax law. The Plan allows rollover contributions from other qualified retirement plans.

The Company will match 50% of each Participant's contributions, up to the first 4% or 6% of compensation, depending upon the provisions negotiated for the participation of a given location.

Participants may allocate their contributions and Company contributions among the investment options in 10% increments and change their investment elections on any business day up to four times per year. (See Note 3 for a description of the various investment options).

VESTING

Participants vest immediately in their own contributions and earnings thereon. Each Participant shall become fully vested in Company matching contributions after five years of service or in the event of death while employed, disability, or retirement. In any other event, company matching contributions vest at the rate of 20% per year.

WITHDRAWALS

A Participant may withdraw all or a portion of his account balance related to his after-tax contributions once during each twelve month period. A portion of such withdrawals will be treated as investment income subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

TERMINATIONS

Eligibility to make pre-tax deferrals or receive matching contributions under the Plan terminates if any of the following events occur: termination of employment, retirement, death, or disability.

In the event of a Participant's death, retirement, or disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. If termination occurs for other reasons, only vested amounts are distributed to the Participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Company's future contributions. If a former Participant returns to the employ of the Company and reenters the Plan within five years of the date of termination, any amounts previously forfeited are reinstated to the Participant's account.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The investments are held by Vanguard Fiduciary Trust Company (the "Trustee"). All investments are presented at market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

NOTE 3.  INVESTMENTS

Assets held under the Plan are invested by the Trustee, as directed by the Participants, in one or more of three investment funds: the Common Stock Fund, the Fixed Investment Fund, and the Georgia-Pacific Stock Fund. The following is a description of the investment options:

                Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

                Fixed Investment Fund - invested in the Vanguard Short-Term U.S. Treasury Portfolio, a fixed income mutual fund. This Vanguard portfolio is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years.

                Georgia-Pacific Stock Fund - invested principally in Georgia-Pacific Corporation common stock.

NOTE 4.  PLAN TERMINATION PROVISIONS

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time. Should the Company terminate the Plan, each Participant's account balance would become fully vested.

NOTE 5.  TAX STATUS

The Plan has received a favorable determination letter dated August 14, 1986 from the Internal Revenue Service ("IRS") affirming the tax-exempt status of the Plan. A new determination letter will be requested from the IRS to affirm the tax-exempt status of the Plan, as amended. In the opinion of management, the Plan is designed and being operated in accordance with applicable provisions of the Internal Revenue Code of 1986 as amended, and thus, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 6.  TRANSFER TO PLAN OF SOLD OPERATION

In April 1994, assets with a market value of $1,690,615 were transferred from the Plan as a result of a sale of certain operations. Amounts transferred represented account balances of Participants employed in the operations sold.

                                                                      SCHEDULE I

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
          ITEM 27(A)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES




                                                                                         Market
                                                   Shares             Cost               Value
                                                 ----------           ----               ------
 COMMON STOCK FUND
 Vanguard Index Trust 500 Portfolio *                2,790          $ 116,469           $  121,690
                                                                    ---------           ----------

 FIXED INVESTMENT FUND
 Vanguard Short-Term U.S.                           37,798            386,584              375,708
  Treasury Portfolio *
 Vanguard Money Market Fund*                         2,500              2,500                2,500
                                                                    ---------           ----------

 TOTAL FIXED INVESTMENT FUND                                          389,084              378,208
                                                                    ---------           ----------

 GEORGIA-PACIFIC STOCK FUND
 Georgia-Pacific Corporation                           453             27,448               34,655
  common stock*
 Vanguard Money Market Reserve U.S.
  Treasury Portfolio                                 1,557              1,557                1,557
                                                                    ---------           ----------

                                                                       29,005               36,212
                                                                    ---------           ----------

 TOTAL INVESTMENTS                                                  $ 534,558           $  536,110
                                                                    =========           ==========




*Represents a party-in-interest to the plan.





         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
                ITEM 27(D)--SCHEDULE OF REPORTABLE TRANSACTIONS*
                     FOR THE YEAR ENDED SEPTEMBER 30, 1994

                                       Number of            Selling                                   Gain
                                      Transactions           Price                Cost               (Loss)
                                      ------------          -------               ----                ----
PURCHASED:
  Georgia-Pacific Corporation
    Common Stock                           17             $       -             $    63,965          $    -
  Vanguard Short-Term U. S.
    Treasury Portfolio                     37                     -                 348,642               -
  Vanguard Index Trust 500
    Portfolio                              18                     -                  99,936               -
  Vanguard Money Market
    Reserve U.S. Treasury
    Portfolio                              34                     -                  80,087               -

SOLD:
  Georgia-Pacific Corporation
    Common Stock                            5                   350,286             317,661              32,625
  Vanguard Short-Term U. S.
    Treasury Portfolio                     20                 1,188,569           1,203,465             (14,896)
  Vanguard Index Trust 500
    Portfolio                               7                   218,233             215,439               2,794
  Vanguard Money Market
    Reserve U.S. Treasury
    Portfolio                              30                    79,562              79,562                   0


*Represents a transaction or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets as of the beginning of the year.





         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

        THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT
PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.




                                        GEORGIA-PACIFIC CORPORATION
                                        INVESTMENT PLAN FOR CERTAIN NON-
                                        UNION HOURLY EMPLOYEES OF BUTLER
                                        PAPER COMPANY AND LEAF RIVER FOREST
                                        PRODUCTS, INC.


                                        BY:  GEORGIA-PACIFIC CORPORATION,
                                                AS PLAN ADMINISTRATOR



DATE:  JANUARY 9, 1995                  BY: /S/ JOHN F. MCGOVERN
                                            -------------------------------
                                        SENIOR VICE PRESIDENT - FINANCE AND
                                        CHIEF FINANCIAL OFFICER OF
                                        GEORGIA-PACIFIC CORPORATION

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                      DESCRIPTION
 -------                                                     -----------
 23                                                          CONSENT OF ARTHUR ANDERSEN LLP*






________________________________________
* - Filed by EDGAR